                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                     FORM 3

                        INITIAL STATEMENT OF BENEFICIAL
                            OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
  17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

   Riaz H. Waraich
   4065 Commercial Avenue
   Northbrook, Illinois  60062


2. Date of Event Requiring Statement (Month/Day/Year)

   November 12, 1996


3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Lund International Holdings, Inc. (LUND)


5. Relationship of Reporting Person to Issuer (Check all applicable)

   /    / Director                         /   / 10% Owner
  /    /  Officer (give title below)      / X /  Other (specify below)

   Director and Shareholder of Old World Industries, Inc.



6. If Amendment, Date of Original (Month/Day/Year)

   Not Applicable



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             Table I - Non-Derivative Securities Beneficially Owned




                              Amount Of              Ownership
                              Securities             Form
                              Beneficially           Direct (D) Or            Nature Of Indirect
Title Of Security             Owned                  Indirect (I)            Beneficial Ownership
-----------------             ------------           --------------          --------------------
Common Stock                   485,500                    I                  Director/Shareholder of
                                                                            Old World Industries, Inc.













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

           Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



                                                2. Date           3. Title and Amount of Securities
                                                Exercisable       Underlying Derivative Security
                                                and Expira-       (Instr. 4)
                                                tion Date
                                                (Month/Date/
                                                Year)                                                         4. Conversion
                                                --------------    ---------------------------------           or Exercise
                                                Date   Expira-                      Amount                    Price of
                                                Exer-    tion                       or  Num-                  Derivative
1. Title of Derivative Security (Instr. 4)      cisable  Date          Title        ber of Shares             Security
------------------------------------------      -------------     ---------------------------------           --------------





5. Owner-
ship
Form of
Derivative        6. Nature of
Security:         Indirect
Direct (D) Or     Beneficial
Indirect (I)      Ownership
(Instr. 5)        (Instr. 5)
------------      -----------





                                                          Not Applicable









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Explanation of Responses:


     None




























Date:   November 22, 1996              /S/ Riaz H. Waraich
        -----------------              ----------------------------------
                                       Riaz H. Waraich
                                       **Signature of Reporting Person





**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.









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